Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Twelve Months Ended December 31,					Six Months Ended June 30,
	2003	2004	2005	2006	2007	2008
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$88,169	$108,601	$156,379	$189,404	$240,331	$186,859
Add: Fixed charges	39,779	41,657	56,656	60,599	59,714	26,147
Amortization of capitalized interest	462	463	465	475	533	305
Distributed income of equity investees	—	—	3,300	4,125	3,800	2,500
Less: Interest capitalized	(102)	(426)	(817)	(2,371)	(4,452)	(2,412)

Total earnings	$128,308	$150,295	$215,983	$252,232	$299,926	$213,399

FIXED CHARGES:
Interest expense, net of interest capitalized	$36,597	$37,893	$52,554	$55,107	$52,812	$23,275
Interest capitalized	102	426	817	2,371	4,452	2,412
Debt amortization	2,830	3,056	2,871	2,681	2,144	337
Rent expense representative of interest factor	250	282	414	440	306	123

Total fixed charges	$39,779	$41,657	$56,656	$60,599	$59,714	$26,147

Ratio of earnings to fixed charges	3.2	3.6	3.8	4.2	5.0	8.2

*	Excludes income from equity investments.